SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of November 13, 2013 among CoreLogic, Inc., a Delaware corporation (the “Company”), the Guarantors (as defined in the Indenture referred to below) whose names appear on the signatures pages hereto and Wilmington Trust, National Association, as Trustee (as defined in the Indenture referred to below).
RECITALS
WHEREAS, the Company, the Guarantors party thereto and the Trustee have entered into an Indenture dated as of May 20, 2011 (as heretofore amended, supplemented or otherwise modified, the “Indenture”) relating to the Company’s 7.25% Senior Notes due 2021 (the “Notes”);
WHEREAS, the Company wishes to further amend and supplement the Indenture as permitted by Section 9.02 thereof with the consent of the Holders (as defined in the Indenture) of a majority in principal amount of the Notes outstanding; and
WHEREAS, all acts and requirements necessary to make this Supplemental Indenture the legal, valid and binding obligation of the Company and the Guarantors have been done.
NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:
Section 1.The terms “Indenture” and “Supplemental Indenture” have the respective meanings set forth in the recitals above. Other capitalized terms used herein have the respective meanings ascribed thereto in the Indenture.

Section 2.Section 4.07(b) of the Indenture is hereby amended and supplemented as follows:

(a) the words “time or repurchase” appearing in clause (15) of Section 4.07(b) are deleted and replaced with the words “time of repurchase”;
(b) the word “and” appearing immediately after the semicolon at the end of clause (15) of Section 4.07(b) is deleted and the word “and” is added immediately after the semicolon at the end of clause (16) of Section 4.07(b);
(c) a new clause (17) is added to Section 4.07(b), such clause (17) to appear immediately following clause (16) and to read in full as follows:
“(17)    purchases and repurchases of Common Stock of the Company and the declaration and payment of cash dividends on any shares of Common Stock of the Company, so long as at the time of any such purchase or repurchase and after giving effect thereto, (i) the Leverage Ratio shall be no greater than 3.25 to 1.00, and (ii) the sum of (a) the aggregate purchase price (excluding commissions, fees and other expenses) of shares of Common Stock purchased or repurchased by the Company pursuant to this clause (17) plus (b) the aggregate amount of cash dividends paid by the Company on shares of its Common Stock pursuant to this clause (17) shall not exceed $150,000,000 in any calendar year;”
(d)     the proviso that previously appeared immediately after clause (16) of Section 4.07(b) but, after giving effect to the amendment set forth in clause (c) above, now appears immediately after clause (17) of Section 4.07(b) is amended and restated to read in full as follows:
“provided, however, that at the time of and after giving effect to any Restricted Payment permitted under clauses (5), (7), (15), (16) and (17), no Default shall have occurred and be continuing or would occur as a consequence thereof.”
Section 3.Section 4.07(c) of the Indenture is amended and restated to read in full as follows:

“(c)    For purposes of determining compliance with this Section 4.07, in the event that a proposed Restricted Payment (or a portion thereof) meets the criteria of clauses (7), (16) or (17) above or is entitled to be made pursuant to Section 4.07(a), the Company will be entitled to classify or reclassify (based on circumstances existing on the date of such classification or reclassification) such Restricted Payment (or portion thereof) among such clauses (7), (16) and (17) and Section 4.07(a) in a manner that otherwise complies with this Section 4.07.”
Section 4.This Supplemental Indenture is an amendment and supplement to the Indenture and the Indenture and this Supplemental Indenture will henceforth be read together.

Section 5.This Supplemental Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Section 6.In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 7.The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 8.The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or portable document format (“PDF”) transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 9.The recitals and statements herein are deemed to be those of the Company and the Guarantors and not of the Trustee. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 10.No Recourse Against Others. No past, present or future director, officer, member, partner, employee, incorporator or stockholder of the Company or any Guarantor (in each case, as such) will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, this Supplemental Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 11.This Supplemental Indenture shall become effective upon its execution by the parties hereto. The provisions of Sections 2 and 3 of this Supplemental Indenture will only become operative from and after the time the Company pays the Consent Fee as described in the Company’s Consent Solicitation Statement dated November 1, 2013 relating to the Notes.

[Signature pages follow]

SIGNATURES
IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.
CoreLogic, Inc.

By:	/s/ David R. Hayes

Name:	David R. Hayes

Title:	VP Treasurer

America’s Innovative Insurance Solutions, Inc.
CoreLogic Solutions, LLC
LeadClick Media, LLC
CDS Business Mapping, LLC
CompuNet Credit Services, LLC
CoreLogic Acquisition Co. I, LLC
CoreLogic Acquisition Co. II, LLC
CoreLogic Acquisition Co. III, LLC
CoreLogic Case-Shiller, LLC
CoreLogic Collateral Solutions, LLC
CoreLogic Credco of Puerto Rico, LLC
CoreLogic Credco, LLC
CoreLogic Dorado, LLC
CoreLogic Flood Services, LLC
CoreLogic Holdings II, Inc.
CoreLogic Information Resources, LLC
CoreLogic National Background Data, LLC
CoreLogic SafeRent, LLC
CoreLogic Services, LLC
CoreLogic Tax Services, LLC
CoreLogic Valuation Services, LLC
RES Direct, LLC
Screeners Advantage, LLC
Statistics Data, Inc.
CoreLogic Commercial Real Estate Services, Inc.
CoreLogic Default Information Services, LLC
Teletrack, LLC
RELS Reporting Services, L.L.C. (dba Rels Credit)
Multifamily Community Insurance Agency, LLC

as Guarantors

By:	/s/ David R. Hayes

Name:	David R. Hayes

Title:	VP Treasurer

WILMINGTON TRUST, NATIONAL ASSOCIATION, as
Trustee

By:	/s/ Joseph P. O’Donnell
Name:     Joseph P. O’Donnell
Title:     Vice President